Exhibit 11.1

EVEREST RE GROUP, LTD.
COMPUTATION OF EARNINGS PER SHARE
For The Three Months Ended March 31, 2004 and 2003

	Three Months Ended
	March 31,

(Dollars in thousands)	2004	2003

Net Income	$ 126,101	$ 94,367

Weighted average common and effect
of dilutive shares used in the
computation of net income per share:
Average shares outstanding
- basic	55,770,735	50,896,764
Effect of dilutive shares:
Options outstanding	1,004,792	618,654
Options exercised	40,621	4,598
Options cancelled	962	1,073
Restricted shares	17,048	--

Average share outstanding
- diluted	56,834,158	51,521,089

Net Income per common share:
Basic	$ 2.26	$ 1.85
Diluted	$ 2.22	$ 1.83